EXHIBIT 99.1

Brookfield Asset Management to Host Third Quarter 2022 Results Conference Call

BROOKFIELD, NEWS, Oct. 12, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) will host its third quarter 2022 conference call and webcast on Thursday, November 10, 2022 at 10:00 a.m. (ET).

Results will be released that morning before 7:00 a.m. (ET) and will be available on our website at https://bam.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BI500b8aa08e984baeab1ebbd3bd66dad1
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/go/bamQ3-2022
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield
Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Media	Investor Relations
Kerrie McHugh	Linda Northwood
Tel: +1 212 618-3469	Tel: +1 416 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com